[English Translation of Japan Press Release]
Exhibit 99.2
June 14, 2010
For Immediate Release
NTT DATA’s subsidiary to launch a friendly offer in the
U.S. for Intelligroup, Inc. shares

NTT DATA CORPORATION, a Japanese IT company (hereafter, “NTT DATA”) and Intelligroup, Inc. a US-based IT service company (CEO: Vikram Gulati, Head Office: Princeton, New Jersey, USA, hereafter “Intelligroup”) today announced that they have entered into a merger agreement pursuant to which Mobius Subsidiary Corporation, a wholly-owned subsidiary of NTT DATA, will make a cash tender offer for all of Intelligroup’s common shares and subsequently acquire any remaining Intelligroup shares through a cash merger (hereafter, the “Transaction”). The Transaction was unanimously approved by the Boards of Directors of Intelligroup and NTT DATA. Concurrently with this release, NTT DATA is announcing the tender offer in the United States pursuant to U.S. tender offer rules. Furthermore, this transaction does not fall under the definition of a tender offer as stated in Article 27- 2 (1) of the Financial Instruments and Exchange Act, and is subject to customary regulatory approvals and certain closing conditions.
1.	Purpose of the Transaction
     NTT DATA and its subsidiaries (hereafter, the “Group”) have focused on improving and strengthening its international presence, in order to support the IT-related needs of clients who are developing their businesses globally. The purpose of this tender offer is to further contribute to such efforts of the Group.
     Intelligroup is an enterprise applications systems integrator providing consulting, implementation, testing, application management, infrastructure management, and other IT services primarily related to SAP and Oracle applications for global corporations. Intelligroup has developed industry award winning ERP-related tools and pre-configured, vertical specific solutions that reduce costs and deliver quick return on investment for customers. Intelligroup is a services partner of SAP and Oracle in multiple regions, and is featured in leading IT analysts’ ERP and outsourcing reports. Intelligroup currently provides SAP, Oracle and related services to major corporations located in the U.S., UK, Denmark, Japan, India and the Middle East.
     The transaction would give NTT DATA access to Intelligroup’s blue-chip client base and specialized knowledge of SAP and Oracle. NTT DATA would also benefit from Intelligroup’s deep industry experience and solutions focused on the life sciences, high-tech and discrete manufacturing, and consumer packaged goods verticals and its efficient global delivery model, enabled by world-class delivery centers in India. Furthermore, the transaction would result in better service for Intelligroup’s and NTT DATA’s global client bases, through coordination and cooperation with NTT DATA global and local affiliates.
     Vikram Gulati, Chief Executive Officer of Intelligroup, said, “NTT DATA’s size and global IT capabilities including data centers and cloud computing enhance significantly our ERP solution capability and also allow us to offer total outsourcing solutions. It enables us to offer enhanced vertical offerings, and greater geographic coverage to our customers. Further, this allows us to leverage the financial strength of NTT DATA which enables us to make greater and more long term investments in the business. The synergy between the two firms creates a formidable force that will enable us to win in the marketplace.”
     NTT DATA decided to launch the tender offer in the belief that the Transaction will contribute greatly to the growth of both NTT DATA and Intelligroup’s businesses.

2.	Outline of the Tender Offer
(1)	Offeror

Mobius Subsidiary Corporation

In connection with the Transaction, NTT DATA’s wholly owned subsidiary, NTT DATA INTERNATIONAL L.L.C. (Head Office: New York City, New York, hereafter “NDI”) has established a wholly owned merger subsidiary, Mobius Subsidiary Corporation (Head Office: Newark, New Jersey, hereafter “Mobius”). Following completion of the tender offer, Mobius will merge with and into Intelligroup, and Intelligroup will become a wholly owned subsidiary of NDI.

(2)	Tender Offer Target

(1)Company Name	: Intelligroup, Inc.
(2)Business Description	: Consulting, Systems Integration, Software Development, Licensing, Outsourcing
(3)Established	: 1987
(4)Headquarter	: 5 Independence Way, Suite #220 Princeton, NJ 08540
(5)Representative	: Vikram Gulati , Chief Executive Officer
(6)Listed Stock Exchange	: OTC Bulletin Board
(7)Capital	: USD 413,000 (JPY 37mn)
(8)Shares Outstanding	: 41,252,888 common shares (As of June 3, 2010)
(9)Fiscal Year Ending	: December 31
(10)Relationship with NTT DATA	: NTT DATA and Intelligroup do not have any capital, personal or transactional relationships
(11)Number of Employees	: 2,101 (As of December 31, 2009)
(12)Operating Performance in Recent Fiscal Year:
(USD ’000)

Fiscal Year	2008	2009
Revenue	157,101	126,518
Net Income	6,689	10,800
Total Assets	60,230	67,403
Net Assets	35,042	46,304
     Reference (in JPY) (JPY mn)

Fiscal Year	2008	2009
Revenue	14,139	11,387
Net Income	602	972
Total Assets	5,421	6,066
Net Assets	3,154	4,167
     (Note) Exchange rate: USD 1=JPY 90 (same rate used for all further data)
(3)	Tender Offer Period

The tender offer will commence within 6 business days following the date of the merger agreement (June 14, 2010 (Eastern Daylight Time in the U.S.) and will remain open for 20 business days unless the offer is extended.

(4)	Tender Offer Price

USD 4.65 per share

(JPY 418.5 per share)

(5)	Total Capital Required

Approximately USD 199 million

The total required capital is calculated by multiplying the number of total outstanding shares of Intelligroup (on a fully diluted basis) and the offer price indicated in (4).

(6)	Minimum Number of Shares to be Purchased

NTT DATA will purchase the tendered shares if all the conditions of the tender offer are satisfied or waived, including that the number of tendered shares is equal to at least a majority of the total outstanding shares of Intelligroup’s outstanding common stock on a fully diluted basis.

(7)	Announcement Date of Commencement of Tender Offer

Announcement for purposes of the United States Securities and Exchange Act will be made in the United States in accordance with U.S. tender offer regulations; therefore a separate announcement in Japan will not be made.
3.	Change in NTT DATA’s Ownership of Intelligroup Stock as a Result of the Tender Offer

Ownership prior to tender offer and merger: -

Ownership after the tender offer and merger: 100.0%

After the expiration of the tender offer, Mobius will merge with and into Intelligroup through a cash merger and, as the surviving company, Intelligroup will become a wholly owned subsidiary of NDI. The offer price in the subsequent cash merger will be the same as the initial tender offer price of USD 4.65 per share.

4.	Approval from Board of Directors of Intelligroup

The transaction has been unanimously approved by the Board of Directors of Intelligroup as of June 13, 2010 (U.S. time)

5.	Impact on Earnings

Upon successful completion of the tender offer and merger, Intelligroup will become a consolidated subsidiary of NTT DATA.
Forward Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are expressed by phrases such as “thinks,” “expects,” “plans,” “foresees,” “intends,” “should,” “predicts,” “future,” and other similar expressions, or statements regarding strategies, goals or purposes. There is a possibility that, due to various factors, the forward-looking statements contained in this press release and the actual results could differ greatly, including but not limited to factors such as (1) the macro level environment or the competitive landscape of the IT industry, (2) risks and certain restrictions relating to regulations or litigation, (3) changes in applicable regulations, (4) changes to tax law or other laws, or the effects of changes to the economy in general, (5) risk that conditions to closing will not be met, (6) risk that necessary regulatory approvals will not be obtained, or approvals are obtained with unexpected conditions, or (7) other risks associated with the execution of the transaction.
The tender offer for the outstanding common stock of Intelligroup referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Intelligroup common stock will be made pursuant to an offer to purchase and related materials that Mobius intends to file with the U.S. Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), and the solicitation/recommendation statement which will be filed by Intelligroup will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Intelligroup. In addition, all of these materials will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov.